

Mail Stop 3720

January 5, 2010

VIA U.S. MAIL AND FAX (315) 451-3964
Mr. Joseph Meuse
Action Industries Inc.
Chief Executive Officer
8744 Riverside House Path
Brewerton, NY 13029

      RE: **Action Industries Inc.**
               Form 10-K for the fiscal year ended December 31, 2008
               Filed April 10, 2009
               File No. 0-52455

Dear Mr. Meuse:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director